

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Calvin D. Smiley, Sr.
Chief Executive Officer
VECTOR 21 HOLDINGS, INC.
9605 W. 49th Ave., #200
Wheat Ridge, CO 80033

> **Re: VECTOR 21 HOLDINGS, INC.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 13, 2023**
> **File No. 000-56418**

Dear Calvin D. Smiley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2023 letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed February 13, 2023

Item 1: Description of Business
Disposal of MBF Ops., page 2

1. We note your response to comment 1 and partially reissue the comment. Please update your description of the disposal with the amount and type of outstanding liabilities of MBF Ops. Inc. at the time of divestiture.

Item 2: Financial Information
Material Contracts, page 23

2. Please revise to describe the convertible promissory note with Michael A. Littman. In this regard, we note that it appears the description of the note included in your Form 10-12G filed December 15, 2022 was removed.

Item 10: Recent Sales of Unregistered Securities, page 40

3.   We note the disclosure about the possibility that you did not have an exemption for the reorganization transactions and the resultant risks. Please provide clear disclosure throughout each place you discuss the reorganization, and add risk factor disclosures.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Christen Lambert